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212-848-5242
212-646-5242 (Fax)
WRITER’S EMAIL ADDRESS:

shawn.pelsinger@shearman.com

March 1, 2013

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos.  333-174399 and 811-22561)

Dear Ms. Browning:

This letter responds to comments that you provided on February 4, 2013 to the Company’s POS 8C filing on Form N-2 dated January 30, 2013, on February 14, 2013 and February 15, 2013 to a draft prospectus on Form N-2 submitted via electronic mail on February 8, 2013, and on February 26, 2013 to a draft prospectus on Form N-2 submitted via electronic mail on February 19, 2013 (collectively, the “Prospectus”).  Below, we identify your comments to the Prospectus and offer our responses.1

We believe that this updated language sufficiently addresses your comments, and we plan to file a revised “497” version of the Prospectus following a declaration of effectiveness of the POS 8C filed on January 30, 2013. We have enclosed with this correspondence a request that such revised POS 8C be declared effective as soon as practicable.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

I.	General Comments

COMMENT: You have requested that we confirm that any material change in the Company’s thematic investment approach will be addressed with an updated disclosure. Specifically, you have requested that the Company acknowledge its obligation to update disclosures contained in the Prospectus in the event of a material change to the thematic investment approach of the Company.

RESPONSE:  We so acknowledge.

COMMENT: You have requested that we confirm that we will file evidence of a fidelity bond on Form 40-17G, as required by Section Rule 17g-1(g)(1) of the Investment Company Act of 1940, prior to selling any interests in the Company.

RESPONSE:  We confirm that we will file evidence of a fidelity bond on Form 40-17G, as required by Section Rule 17g-1(g)(1) of the Investment Company Act of 1940, prior to selling any interests in the Company.

COMMENT: You have requested that we clarify language relating to the Company’s thematic investment approach. Specifically, you have requested that we further explain what is meant by a “theme” and provide hypothetical examples.

RESPONSE: We will amend the language in the “Investment Objective and Investment Program” section of the Prospectus to include the following bolded language:

“The Company seeks to implement its objectives principally through investing in investment funds (“Investment Funds”) managed by third party investment managers (“Investment Managers”) that employ a variety of alternative investment strategies. These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as “alternative” strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds. The Adviser seeks to employ a combination of a “top-down” and a “bottom-up” investment approach, with the goal of identifying attractive Investment Funds that fit into one or more investment “themes” identified by the Adviser. The Adviser considers a theme to be a market or economic development believed by the Adviser as likely to drive profits, typically because the Adviser believes that the impact of the chosen theme on the pricing of particular market instruments or segments is not fully appreciated. For example, if the Adviser has a view on levels of future market volatility, the Adviser might seek to invest in Investment Funds believed to benefit from the expected volatility environment while reducing exposure to those believed to be less well placed. As another example, if the Adviser believes that credit “spreads” (referring to differences in interest rates between Treasury securities and non-Treasury securities) are poised to rise or fall, the Adviser might seek to invest in underlying Investment Funds exposed to instruments believed to be sensitive to those spread movements. This opportunistic, theme-based approach will establish the focus of the Fund’s investments, which is expected to change over time based on the Adviser’s research and market sentiment.”

Similarly, we have amended the language in the “Risks” section of the Prospectus to include the following bolded language:

“The Investment Program Is Speculative and Entails Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that the stated investment objective or return/volatility targets will be achieved. Performance will depend upon the performance of the Investment Funds and the Adviser’s ability to effectively select Investment Funds and allocate and reallocate assets among them.

Ms. Kimberly Browning

Each Investment Fund’s use of leverage, short sales and derivative transactions, in certain circumstances, can result in significant losses. Because the Company is a non-diversified investment company, the percentage limitations imposed by the 1940 Act on the portion of assets that may be invested in the securities of any one issuer do not apply. The Adviser also employs an opportunistic, theme-focused investment program under which, at times, a substantial majority of the Company’s assets will be exposed to one or a limited number of investment themes. As a result, the investment portfolio of the Company may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers or based on broader range of investment ideas or themes.”

COMMENT: You have requested that we clarify whether or not the Company may enter directly into derivatives transactions. Specifically, you have requested that, in the event that the Company plans to enter into derivatives transactions, we include additional risk disclosures relating to such transactions.

RESPONSE: It is presently contemplated that the Company will not enter directly into derivatives transactions, and we have amended the language in the “Investment Objective and Investment Program” section of the Prospectus to include the following bolded language:

The Company may seek to gain investment exposure to certain Investment Funds or Investment Managers or to adjust market or risk exposure by entering into derivative transactions, such as total return swaps, options and futures. This Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, including but not limited to futures, swaps, and options. While these instruments can be significant components of the investment programs of the Investment Funds in which the Company invests, it is presently contemplated that the Company will not enter directly into derivatives transactions. See “Types of Investments and Related Risks—Investment Related Risks—Risks of Securities Activities—Swap Agreements.”

COMMENT: You have requested that we clarify the risks relating to concentration among a small number of Placement Agents. Specifically, you have asked that we provide additional disclosures explaining the risk to Shareholders posed by the Company’s use of a limited number of Placement Agents.

RESPONSE: We have amended the language in the “Investment Objective and Investment Program” section of the Prospectus to include the following bolded language (removed language is reflected with a strikethrough):

There Are Risks Associated with the Composition of the Company’s Investor ~~Group~~ Base. The Company’s Shareholders are generally invested in the Company through relationships with third-party Placement Agents. These Placement Agents often recommend or have authority to make subscription or redemption decisions on behalf of Shareholders. As a result, when only a limited number of Placement Agents represents a large percentage of the Company’s Shareholders (as is currently the case), the Company’s Shareholders may be concentrated among a small number of Placement Agents and actions recommended by Placement Agents may result in significant and potentially undesirable volatility in terms of Shareholder subscription (“inflow”) or redemption (“outflow”) activity. For the same reason, it is possible that Shareholders represented by a single Placement Agent may vote substantially as a block if a matter is put to a vote of the Shareholders by the Company’s Directors.

Ms. Kimberly Browning

Certain of the changes reflected above have been inserted using identical language in subsequent sections of the Prospectus. Because such subsequent changes are identical to the bolded changes above, we have not listed them separately in our responses. All changes will be reflected in an enclosed blackline, which will be marked against the Company’s January 30, 2013 POS 8C filing on Form N-2.

The Company acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Prospectus. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Prospectus have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the Prospectus. The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments. Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Shawn Pelsinger at (212) 848-5242.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Christopher Hutt (an officer of the Company and the Adviser)
Shawn K. Pelsinger (S&S)